GUARANTEE

THIS GUARANTEE is dated as of the 24th day of April, 2020.

BETWEEN:

BURCON NUTRASCIENCE CORPORATION

(the "Guarantor")

- and -

EXPORT DEVELOPMENT CANADA

(the "Lender")

CONTEXT:

A. Pursuant to a Loan Agreement dated as of April 24, 2020, between Merit Functional Foods Corporation, as borrower (the "Borrower") and the Lender, as subordinate lender, and Export Development Canada, as senior lender (as may be amended, modified, supplemented, replaced restated or amended and restated from time to time, the "Loan Agreement"), the Lender has agreed to advance certain loans to the Borrower or has established certain credit facilities in favour of the Borrower.

B. The Loan Agreement requires that the Guarantor execute and deliver to the Lender a guarantee of all of the indebtedness, liabilities and obligations of the Borrower under the Loan Agreement and a postponement of claim with respect to the indebtedness, liabilities and obligations owed by the Borrower to the Guarantor from time to time.

C. It is in the interests of the Guarantor that the Lender extends credit to the Borrower from time to time and the Guarantor will receive economic and other benefits from the extension of credit, and therefore the Guarantor is willing to execute and deliver this Guarantee to and in favour of the Lender.

THEREFORE, the Guarantor agrees with the Lender as follows:

1. Interpretation

1.1 Definitions. All capitalized terms not defined in this Guarantee shall have the meaning given to them in the Loan Agreement. In this Guarantee the following terms have the following meanings:

1.1.1 "Agreed Currency" is defined in Section 4.

1.1.2 "[commercially sensitive information redacted] Funding" has the meaning given to it in the Loan Agreement.

1.1.3 "[commercially sensitive information redacted] Replacement Equity" has the meaning given to it in the Loan Agreement.

1.1.4 "Applicable Law" means, at any time, with respect to any Person, property, transaction or event, all applicable laws, statutes, regulations, treaties, judgments and decrees and (whether or not having the force of law) all applicable official directives, rules, consents, approvals, by-laws, permits, authorizations, guidelines, order and policies of any Governmental Authority having authority over that Person, property, transaction or event.

1.1.5 "Base Case Financial Model" has the meaning given to it in the Loan Agreement.

1.1.6 "Borrower" is defined in the "Context", above.

1.1.7 "Business Day" means a day which is not a Saturday or Sunday on which banks are generally open for business in Toronto, Ontario and Winnipeg, Manitoba.

1.1.8 "Costs to Complete Certificate" has the meaning given to it in the Loan Agreement.

1.1.9 "Default" has the meaning given to it in the Loan Agreement.

1.1.10 "Deficiency" has the meaning given to it in the Loan Agreement.

1.1.11 "Event of Default" has the meaning given to it in the Loan Agreement.

1.1.12 "Governmental Authority":

1.1.12.1 any federal, provincial, state, local, municipal, regional, territorial, aboriginal, or other government, governmental or public department, branch, ministry, or court, domestic or foreign, including any district, agency, commission, board, arbitration panel or authority and any subdivision of any of them exercising or entitled to exercise any administrative, executive, judicial, ministerial, prerogative, legislative, regulatory or taxing authority or power of any nature; and

1.1.12.2 any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any Governmental Authority as identified in Section 1.1.12.1 above, and any subdivision of any of them.

1.1.13 "Guarantee" means this joint and several guarantee, as it may be amended, modified, supplemented, replaced, amended, restated or amended and restated by written agreement between the Parties.

1.1.14 "Guaranteed Indebtedness" means the aggregate of, without duplication:

1.1.14.1 the Loan Obligations;

1.1.14.2 interest (including interest on overdue interest, compounded monthly) on unpaid amounts due under this Guarantee calculated from the date on which those amounts were originally demanded until payment in full, both before and after judgment, at the rates and in the currency applicable to the Loan Obligations; and

1.1.14.3 all costs and expenses incurred by the Lender in enforcing any rights under this Guarantee.

1.1.15 "Guarantor" is defined in the recital of the Parties, above.

1.1.16 "Lender" is defined in the recital of the Parties, above.

1.1.17 "Loan Agreement" is defined in the "Context", above.

1.1.18 "Loan Documents" has the meaning given to it in the Loan Agreement.

1.1.19 "Loan Obligations" has the meaning given to it in the Loan Agreement.

1.1.20 "Notice" means any notice, demand, request, consent, approval or other communication that is required or permitted by this Guarantee to be given or made by a Party.

1.1.21 "Other Currency" is defined in Section 4.

1.1.22 "Parties" means the Guarantor and the Lender, collectively, and "Party" means any one of them.

1.1.23 "Person" will be broadly interpreted and includes:

1.1.23.1 a natural person, whether acting in his or her own capacity, or in his or her capacity as executor, administrator, estate trustee, trustee or personal or legal representative, and the heirs, executors, administrators, estate trustees, trustees or other personal or legal representatives of a natural person;

1.1.23.2 a corporation or a company of any kind, a partnership of any kind, a sole proprietorship, a trust, a joint venture, an association, an unincorporated association, an unincorporated syndicate, an unincorporated organization or any other association, organization or entity of any kind; and

1.1.23.3 a Governmental Authority.

1.1.24 "Personal Guarantees" has the meaning given to it in the Loan Agreement.

1.1.25 "Project Account" has the meaning given to it in the Loan Agreement.

1.1.26  "Post-Termination Indemnity" is defined in Section 15.

1.1.27 "Security Documents" means those security documents, instruments and agreements, including guarantees, delivered pursuant to the Loan Agreement to secure the Loan Obligations.

1.2 Entire Agreement. This Guarantee, together with the other Loan Documents, constitutes the entire agreement between the Parties pertaining to the subject matter of this Guarantee and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, and there are no representations, warranties or other agreements between the Parties, express or implied in connection with the subject matter of this Guarantee except as specifically set out in this Guarantee or in any of the other Loan Documents. No Party has been induced to enter into this Guarantee in reliance on, and there will be no liability assessed, either in tort or contract, with respect to, any warranty, representation, opinion, advice or assertion of fact, except to the extent it has been reduced to writing and included as a term in this Guarantee or in the Loan Documents.

1.3 Time of Day. Unless otherwise specified, references to time of day or date mean the local time or date in the City of Winnipeg, Province of Manitoba.

1.4 Business Day. Whenever any payment to be made or action to be taken under this Guarantee is required to be made or taken on a day other than a Business Day, the payment is to be made or action taken on the next Business Day following.

1.5 Governing Law. This Guarantee is governed by, and is to be construed and interpreted in accordance with, the laws of the Province of Manitoba and the laws of Canada applicable in that Province.

1.6 Certain Rules of Interpretation.

1.6.1 In this Guarantee, words signifying the singular number include the plural and vice versa, and words signifying gender include all genders. Every use of the word "including" in this Guarantee is to be construed as meaning "including, without limitation".

1.6.2 The division of this Guarantee into Articles and Sections, the insertion of headings and the provision of a table of contents are for convenience of reference only and do not affect the construction or interpretation of this Guarantee.

1.6.3 References in this Guarantee to an Article, Section or Schedule are to be construed as references to an Article, Section or Schedule of or to this Guarantee unless otherwise specified.

1.6.4 Unless otherwise specified, any reference in this Guarantee to any statute includes all regulations made under or in connection with that statute from time to time, and is to be construed as a reference to that statute as amended, supplemented or replaced from time to time.

2. Guarantee

2.1 The Guarantor unconditionally and irrevocably guarantees to the Lender full and prompt payment and satisfaction when due, whether at stated maturity, by required payment, by acceleration, declaration, demand or otherwise, and at all times following when due, of all Guaranteed Indebtedness. The Guarantor's maximum aggregate liability under this Guarantee is limited to Four Million Dollars ($4,000,000.00). The Lender and the Guarantor agree that the Guarantor has delivered guarantees under the Loan Agreement as well as the FCC Loan Agreement in respect of the potential for [commercially sensitive information redacted] to fund all or any part of Ten Million Dollars ($10,000,000.00) under the [commercially sensitive information redacted] Program (collectively, such guarantees executed by the Guarantor shall be referred to as the "[commercially sensitive information redacted] Guarantees" and each an "[commercially sensitive information redacted] Guarantee"). The Lender agrees that proceeds paid to any of the Lender, Export Development Canada in its capacity as senior lender or FCC from any [commercially sensitive information redacted] Guarantee shall be distributed in accordance with Section 3.03 of the Intercreditor Agreement.  The Lender agrees that any payment made by the Guarantor to the Lender, Export Development Canada in it capacity as senior lender or FCC under any [commercially sensitive information redacted] Guarantee shall reduce the liability of the Guarantor on a dollar for dollar basis under all [commercially sensitive information redacted] Guarantees.  For greater certainty, and notwithstanding that multiple [commercially sensitive information redacted] Guarantees may be executed and delivered by the Guarantor,  the maximum aggregate liability of the Guarantor under its [commercially sensitive information redacted] Guarantees in favour of the Lender, Export Development Canada in its capacity as senior lender and FCC, collectively, shall be Four Million Dollars ($4,000,000.00) plus interest and costs.

2.2 At any time after the advance of any portion of the [commercially sensitive information redacted] Funding into the Project Account, at the request of the Borrower or the Guarantor, the maximum aggregate limited liability under this Guarantee and the Personal Guarantees shall be reduced pro-rata by an amount in the aggregate equal to the portion of the [commercially sensitive information redacted] Funding deposited into the Project Account on a dollar for dollar basis, provided, however, that there shall be no such reduction (a) in the event a Default or Event of Default has occurred or is continuing or would result from such reduction of the guaranteed amounts; and (b) in the event that a continuing Deficiency has been identified in the most current Costs to Complete Certificate existing at the time of such request..

2.3 At any time after the earlier of the date on which (a) all of the [commercially sensitive information redacted] Funding has been funded into the Project Account; and (b) the [commercially sensitive information redacted] Replacement Equity is funded to the Project Account, and provided that the Base Case Financial Model evidences a positive ending cash balance of at least Ten Thousand Dollars ($10,000) on a monthly basis, at the request of the Borrower or the Guarantor this Guarantee shall be terminated and released and the Lender shall confirm such termination and release in writing, provided, however, that there shall be no such termination and release in the event a Default or Event of Default has occurred or is continuing or would result from such termination and release.

3. Payment

The Guarantor must make payments to the Lender of the amount of the liability of the Guarantor for the Guaranteed Indebtedness immediately after demand to do so is made in writing. The demand will be conclusively deemed to have been effectively made when Notice is provided to the Guarantor under Section 30.2 of this Guarantee.

4. Currency

The Guarantor agrees that payments under this Guarantee on account of the Guaranteed Indebtedness will be made in the currency (the "Agreed Currency") in which the Guaranteed Indebtedness is payable, and if any payment is received in another currency (the "Other Currency"), that payment will constitute a discharge of the liability of the Guarantor under this Guarantee only to the extent of the amount of the Agreed Currency which the Lender may under its normal procedures purchase with the amount of the Other Currency received by it on the Business Day next following the receipt and after deducting any costs of exchange.

5. Guarantee Unconditional

The obligations of the Guarantor under this Guarantee are unconditional and absolute and, without limiting the generality of the foregoing, will not be released, discharged, limited or otherwise affected by (and the Guarantor waives, to the fullest extent permitted by Applicable Law):

5.1 any modification or amendment of or supplement to the obligations of the Borrower under the Loan Agreement or the Guaranteed Indebtedness, including any increase or decrease in the principal, the rates of interest, other amounts payable under them, or any change in the nature or form of the credit provided and any amendment to the covenants or other provisions contained in the Loan Agreement or any Loan Document;

5.2 any termination, invalidity, unenforceability or release by the Lender of any of its rights against the Borrower or against any other Person or of any Loan Document;

5.3 any increase, reduction, renewal, extension, substitution or other change in, or discontinuance of, the terms relating to the Guaranteed Indebtedness or to any credit extended by the Lender to the Borrower under the Loan Agreement; any agreement to any proposal or scheme of arrangement concerning, or granting any extensions of time or any other indulgences or concessions to, the Borrower or any other Person; abstaining from taking, perfecting or registering any Security Documents; allowing any Security Documents to lapse, whether by failing to make or maintain any registration or otherwise; or any neglect or omission by the Lender in respect of, or in the course of, doing any of these things;

5.4 the existence of any claim, set-off or other rights which the Guarantor may have at any time against the Borrower, the Lender, or any other Person, whether in connection with this Guarantee or any unrelated transactions;

5.5 any change in the financial condition of the Guarantor, the Borrower or any other Person, including insolvency and bankruptcy;

5.6 any release, substitution or addition of any co-signer, endorser or other guarantor of the Guaranteed Indebtedness or any declaration by the other Person that it is no longer bound by its co-signature, endorsement or guarantee, as applicable;

5.7 any event, whether or not attributable to the Lender, that may be considered to have caused or accelerated the bankruptcy or insolvency of the Borrower or any other Person, or to have resulted in the initiation of any of those proceedings;

5.8 any failure by the Lender to abide by any of the terms and conditions of the Loan Agreement or the other Loan Documents with, or to meet any of its obligations or duties owed to, the Guarantor, the Borrower or any other Person, or any breach of any duty, whether as a fiduciary or otherwise, that exists or is alleged to exist between the Lender and the Guarantor, the Borrower or any other Person;

5.9 the benefit of any law which provides that the obligation of a guarantor must not be larger in amount, or in other respects more burdensome, than that of the principal obligation or which reduces a guarantor's obligation in proportion to the principal obligation;

5.10 any defence arising from the invalidity, illegality or lack of enforceability of the Guaranteed Indebtedness or any part of it, or of any security or guarantee relating to the Guaranteed Indebtedness, or because of any incapacity, lack of authority, or other defence of the Borrower or any other Person, or because of any limitation, postponement, prohibition, subordination or other restriction on the Lender's right to payment of the Guaranteed Indebtedness or any part of it, or because of the termination, invalidity, unenforceability or cessation from any cause of the liability of the Borrower or the Guarantor or any other Person with respect to all or any part of the Guaranteed Indebtedness, or because of any act or omission of the Lender or others, whether occasioned by their own fault or otherwise, which directly or indirectly results in the discharge or release of the Borrower or any other Person, or of all or any part of the Guaranteed Indebtedness or any security or guarantee for the Guaranteed Indebtedness, whether by contract, operation of law or otherwise, except as a result of the payment by the Borrower or the Guarantor to the Lender in full of the Guaranteed Indebtedness, including all interest and expenses as provided for in this Guarantee;

5.11 any defence arising from any failure by the Lender to obtain, perfect or maintain a perfected or prior (or any) security interest in or lien or encumbrance upon any property of either of the Borrower or any other Person, or because of any interest of the Lender in any property, whether as owner of that property or as the holder of a security interest in that property or lien or encumbrance on that property, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or because of any impairment by the Lender of any right to recourse or collateral;

5.12 any change of effective control of the Borrower or the Guarantor;

5.13 any other act or omission to act or delay of any kind by the Borrower, the Lender or any other Person, or any other circumstance, whether similar or dissimilar to the foregoing, which might, but for the provisions of this Section 5, constitute a legal or equitable discharge, limitation or reduction of the Guarantor's obligations under this Guarantee, other than the payment or extinguishment in full of all of the Guaranteed Indebtedness and the termination of all credit facilities and any lending commitment; or

5.14 any major or minor amendments or modifications to, or any restatement, renewal, replacement or extension of the Loan Agreement or any Loan Document, or of any other Loan Agreement, terms letter or other document between the Lender and the Borrower.

To the extent permitted by Applicable Law, the foregoing provisions apply, and the foregoing waivers will be effective, even if the effect of any action, or failure to take action, by the Lender is to destroy or diminish the Guarantor's subrogation rights, the Guarantor's rights to proceed against the Borrower for reimbursement, the Guarantor's rights to recover contribution from any other guarantor or any other right or remedy but, for greater certainty, shall not affect the Guarantor's right to recover any contribution or payment or part of any contribution or payment made by the Guarantor to the Lender pursuant to this Guarantee that is in excess of the actual amount of the Guaranteed Indebtedness.

6. Dealings With the Borrower

The Lender may grant extensions of time or other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Borrower and with other Persons and securities as the Lender sees fit, and the Lender may apply all monies received by it from the Borrower or others or from any security upon that part of the Guaranteed Indebtedness as it may think best, without the consent of, or notice to, the Guarantor or any other Person and without prejudice to, or in any way limiting or lessening, the liability of the Guarantor under this Guarantee. Without limiting the generality of the foregoing, the Guarantor authorizes and empowers the Lender, in its sole and unfettered discretion, without any notice to such Guarantor or any other Person or entity, to exercise any right or remedy which the Lender has or may have against the Borrower or any other Person, or with respect to any security, whether real, personal or intangible, for the Guaranteed Indebtedness, without affecting in any way the liability of the Guarantor under this Guarantee, and the Guarantor will be liable to the Lender for any deficiency resulting from the exercise by the Lender of any right or remedy.

7. Recourse Against the Borrower

The Lender is not bound to exhaust its recourse against the Borrower, any other guarantor or other Person or under any other security before being entitled to payment from the Guarantor under this Guarantee.

8. Settlement of Accounts

Any account settled or stated between the Lender and the Borrower will be accepted by the Guarantor as prima facie evidence that the amount appearing due by the Borrower to the Lender in that account is so due, except for manifest error.

9. Change in Composition of the Borrower

No change in the name, objects, capital stock, constitution, ownership or control of the Borrower, and no other circumstance, including the Borrower being amalgamated with another corporation, or any amendments, supplement to or replacement of the Loan Agreement or any other Loan Document, or any circumstance affecting the Borrower or the Guarantor which might otherwise provide a legal or equitable defence to the Guarantor or a discharge of this Guarantee, will affect or in any way limit or lessen the liability of the Guarantor under this Guarantee.

10. Guarantee of all Monies Borrowed

All monies and credits borrowed or obtained by the Borrower from the Lender under or in connection with the Loan Agreement or any of the other Loan Documents will be deemed to form part of the Guaranteed Indebtedness despite any incapacity, disability or lack or limitation of status or power of the Borrower or of the directors, officers or employees of the Borrower, or that the Borrower may not be a legal entity, or any irregularity, defect or informality in the borrowing or obtaining of those monies or credits. All advances, renewals and credits made or granted by the Lender purportedly to or for the Borrower under the Loan Agreement after the bankruptcy or insolvency of the Borrower will be deemed to form part of the Guaranteed Indebtedness.

11. Principal Debtor

Any amount of Guaranteed Indebtedness which may not be recoverable from the Guarantor by the Lender under this Guarantee on the basis of a guarantee will be recoverable by the Lender from the Guarantor as principal debtor of that amount, and that amount will be paid to the Lender immediately after demand for that amount as provided in this Guarantee.

12. Continuing Guarantee

This Guarantee is a continuing, absolute, unconditional and irrevocable guarantee of all of the Guaranteed Indebtedness, will apply to all of the Guaranteed Indebtedness, and will remain in full force and effect until all of the Guaranteed Indebtedness has been paid in full. This Guarantee will not be considered as wholly or partially satisfied by the payment or liquidation at any time of any sum of money for the time being due or remaining unpaid to the Lender.

13. No Subrogation

Until all the Guaranteed Indebtedness, interest and expenses have been paid in full, the Guarantor will have no right of subrogation to, and waives, to the fullest extent permitted by law, any right to enforce any remedy which the Lender now has or may have after this Guarantee takes effect against the Borrower in respect of the Guaranteed Indebtedness, and the Guarantor waives any benefit of, and any right to participate in, any security, whether charging real or personal property, now or in the future held by the Lender for the Guaranteed Indebtedness until the time that all Guaranteed Indebtedness, interest and expenses as referred to in this Guarantee are paid in full. If the Lender receives from the Guarantor a payment or payments on account of the liability of the Guarantor under this Guarantee, the Guarantor will not be entitled to claim contribution or indemnity from the Borrower until the claims of the Lender against the Borrower have been paid in full or the Lender has waived its rights in respect of those claims.

14. Stay of Acceleration

If acceleration of the time for payment of any amount payable by the Borrower in respect of the Guaranteed Indebtedness is stayed upon the insolvency, bankruptcy or reorganization of the Borrower, or any moratorium affecting the payment of the Guaranteed Indebtedness, all of the amounts owing under the Loan Agreement otherwise subject to acceleration will nonetheless be payable by the Guarantor under this Guarantee immediately upon demand by the Lender.

15. Revival of Guaranteed Indebtedness and Liability

The Guarantor agrees that, if at any time, all or any part of any payment previously applied by the Lender to any Guaranteed Indebtedness is or must be rescinded or returned by the Lender for any reason, including the insolvency, bankruptcy, or reorganization of the Borrower, or if any indebtedness arises from any indemnity of the Borrower in favour of the Lender under the Loan Agreement which survives the termination of the Loan Agreement (a "Post-Termination Indemnity"), then the Guaranteed Indebtedness will, for the purpose of this Guarantee:

15.1 to the extent that the payment is or must be rescinded or returned, be deemed to have continued in existence, despite the application by the Lender, and this Guarantee will continue to be effective or be reinstated, as the case may be, as to that Guaranteed Indebtedness, all as though the application by the Lender had not been made; and

15.2 extend to the Post-Termination Indemnity.

For greater certainty, this Section 15 shall not survive or apply in the event of the termination and release of this Guarantee pursuant to Section 2.3 of this Guarantee.

16. Assignment and Postponement

Intentionally deleted.

17. Representations and Warranties

The Guarantor represents and warrants to the Lender, upon which representations and warranties the Lender specifically relies, that all representations and warranties pertaining to or made by the Guarantor contained in the Loan Agreement are true, correct and complete.

18. Bound by Loan Agreement

The Guarantor agrees to be bound by the covenants in the Loan Agreement as they relate to the Guarantor.

19. Copy of Loan Agreement

The Guarantor acknowledges that it has been provided with a duly executed copy of the Loan Agreement, including any amendments to the Loan Agreement.

20. Annual Acknowledgment of Representations and Warranties

Upon the written request of the Lender, the Guarantor will, within 30 days of the Lender's request, provide the Lender with a written acknowledgment, in form satisfactory to the Lender, that all of the representations and warranties in the Loan Agreement and any Loan Document pertaining to the Guarantor remain in full force and effect in all material respects as if made and given on the date of delivery of that acknowledgment except for representations and warranties given as of a specified date, which shall be in full force and effect in all material respects as of such date.

21. Liquidation/Insolvency

In case of liquidation, winding up or bankruptcy of the Borrower, whether voluntary or involuntary, or if the Borrower makes a bulk sale of any of its assets within the bulk transfer provisions of any applicable legislation or any arrangement with creditors, whether voluntary or involuntary, the Lender has the right to rank for its full claims and receive all dividends or other payments in respect of its claims in priority to the Guarantor until its claims have been paid in full, and the Guarantor will continue to be liable under this Guarantee up to the amount guaranteed, less any payments made by the Guarantor, for any balance of the Guaranteed Indebtedness which may be owing to the Lender. In the event of the valuation by the Lender of its security, that valuation will not, as between the Lender and the Guarantor, be considered as a purchase of its security, or as payment or satisfaction or reduction of the Guaranteed Indebtedness or any part of it. The provisions of this Section will not in any way limit or lessen the liability of the Guarantor under any other Section of this Guarantee.

22. Expenses

The Guarantor will from time to time, upon demand by the Lender, immediately pay to the Lender all reasonable expenses (including legal fees on a solicitor and his own client basis) incurred by the Lender in the preparation of this Guarantee and the preservation or enforcement of any of its rights under this Guarantee, and those amounts which are outstanding will be added to the Guaranteed Indebtedness.

23. Additional Security

This Guarantee is in addition and without prejudice to any security of any kind, including any other guarantees, held by the Lender at any time in respect of the Guaranteed Indebtedness and any other rights or remedies that the Lender might have.

24. Taxes

All payments to be made by the Guarantor under this Guarantee will be made without set-off or counterclaim and without deduction for any taxes, levies, duties, fees, deductions, withholdings, restrictions or conditions of any kind. If Applicable Laws require a deduction or withholding to be made, the Guarantor will pay to the Lender an additional amount as is necessary to ensure the Lender receives the full amount the Lender would have received if no deduction or withholding had been made.

25. Disclosure

25.1 The Guarantor acknowledges that it possesses all information with respect to the Borrower that is material to this Guarantee, and that the Lender does not have any obligation to disclose to it any information which it may now possess, or may possess after this Guarantee takes effect, concerning the Borrower.

25.2 The Lender may from time to time give any credit or other information about the Guarantor to, or receive that information from, any credit bureau, reporting agency or other similar Person.

26. Conflict

In the event of a conflict in or between the provisions of this Guarantee and the provisions of the Loan Agreement then, despite anything contained in this Guarantee, the provisions of the Loan Agreement will prevail and the provisions of this Guarantee will be deemed to be amended to the extent necessary to eliminate the conflict.

27. Termination

Subject to Section 15 of this Guarantee, upon payment in full of all present and future outstanding indebtedness, liabilities and obligations of the Borrower under the Loan Agreement, the cancellation of any credit facilities and the termination of all obligations of the Lender under the Loan Agreement and the Loan Documents, this Guarantee shall be released and discharged, and if this occurs the Lender will, upon the written request of and at the expense of the Guarantor, execute and deliver to the Guarantor a release and discharge of this Guarantee.

28. No Set-Off

The amount of the Guarantor's liability under this Guarantee is not to be subject to any deduction, withholding, set-off or counterclaim by the Guarantor for any reason at any time.

29. Amalgamation

The Guarantor acknowledges that if it amalgamates with any other corporation or corporations, then:

29.1 the indebtedness, liabilities and obligations created by this Guarantee will become the indebtedness, liabilities and obligations of the amalgamated corporation; and

29.2 the term "Guarantor", where used in this Guarantee, will extend to and include each of the amalgamating corporations and the amalgamated corporation.

30. General Terms

30.1 Time of Essence. Time is of the essence in all respects of this Guarantee.

30.2 Notices. Any notice, demand, request, consent, approval or other communication which is required or permitted under this Guarantee will be made or given by the parties on the terms set out in the Loan Agreement and to the Guarantor at:

       BURCON NUTRASCIENCE CORPORATION

 Attn: Johann F. Tergesen

 1946 West Broadway

 Vancouver, British Columbia  V6J 1Z2

 Facsimile: 604-733-8821

30.3 Severability. Each provision of this Guarantee is distinct and severable. If any provision of this Guarantee, in whole or in part, is or becomes illegal, invalid or unenforceable in any jurisdiction, the illegality, invalidity or unenforceability of that provision will not affect the legality, validity or enforceability of the remaining provisions of this Guarantee, or the legality, validity or enforceability of that provision in any other jurisdiction.

30.4 Submission to Jurisdiction. Each of the Parties irrevocably submits and attorns to the exclusive jurisdiction of the courts of the Province of Manitoba to determine all issues, whether at law or in equity, arising from this Guarantee. To the extent permitted by Applicable Law, each of the Parties irrevocably waives any objection (including any claim of inconvenient forum) to the venue of any legal proceeding arising out of or relating to this Guarantee in the courts of that Province, or that the subject matter of this Guarantee may not be enforced in those courts, and irrevocably agrees not to seek, and waives any right to, judicial review by any court which may be called upon to enforce the judgment of the courts referred to in this Section 30.4, of the substantive merits of any such suit, action or proceeding. To the extent a Party has or in the future may acquire any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, that Party irrevocably waives that immunity in respect of its obligations under this Guarantee.

30.5 Amendment. No supplement, modification, amendment, discharge or termination of this Guarantee is binding unless it is executed in writing by the Parties hereto.

30.6 Waiver. No delay on the part of the Lender in exercising any of its options, powers or rights, or partial or single exercise of them, will constitute a waiver of them. No waiver of any of its rights under this Guarantee, and no modification or amendment of this Guarantee, will be deemed to be made by the Lender unless it is in writing, duly signed on behalf of the Lender, and each waiver, if any, will apply only with respect to the specific instance involved, and will in no way impair the rights of the Lender or the liabilities of the Guarantor to the Lender in any other respect at any other time.

30.7 Further Assurances. Each Party will, at the requesting Party's cost, execute and deliver any further agreements and documents and provide any further assurances as may be reasonably required by the other Party to give effect to this Guarantee and, without limiting the generality of the foregoing, will do or cause to be done all acts and things, execute and deliver or cause to be executed and delivered all agreements and documents and provide such assurances, undertakings and information as may be required from time to time by any Governmental Authority or stock exchanges having jurisdiction over the affairs of a Party or as may be required under applicable securities legislation.

30.8 Assignment and Enurement.

30.8.1 The Lender may from time to time, and without the consent of the Guarantor, assign or transfer all or any of the Guaranteed Indebtedness owing to the Lender or any interest in the Guaranteed Indebtedness to any Person, and may assign and transfer all or any of its rights under this Guarantee, provided that the assignment or transfer is permitted in accordance with Section 12.9.3 of the Loan Agreement and includes the Lender's interest in the Guarantor's Loan Documents, and provided that the Person agrees to be bound by the terms of this Guarantee. Despite any assignment or transfer or any subsequent assignment or transfer, any Guaranteed Indebtedness or part of it so transferred or assigned will be and will remain Guaranteed Indebtedness for the purposes of this Guarantee and any immediate and successive assignee or transferee of any Guaranteed Indebtedness or any interest in the Guaranteed Indebtedness will, to the extent of the interest so assigned or transferred, be entitled to the benefit of, and the right to enforce, this Guarantee to the same extent as if that Person was the Lender.

30.8.2 Except as provided in Section 30.8.1 above, neither this Guarantee, nor any right or obligation under this Guarantee, may be assigned by either Party without the prior consent of the other Party. This Guarantee enures to the benefit of and is binding upon the Parties and their respective successors and permitted assigns.

30.9 Counterparts and Electronic Delivery. This Guarantee may be executed and delivered by the Parties in one or more counterparts, each of which will be an original, and each of which may be delivered by facsimile, e-mail or other functionally equivalent electronic means of transmission, and those counterparts will together constitute one and the same instrument.

30.10 Remedies Cumulative. The rights and remedies under this Guarantee are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a Party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that Party may be entitled.

30.11 Intentionally Deleted.

30.12 Acknowledgment and Waiver. The Guarantor:

30.12.1 acknowledges receiving a copy of this Guarantee; and

30.12.2 waives all rights to receive from the Lender a copy of any financing statement, financing change statement or verification statement filed or issued, as the case may be, at any time in respect of this Guarantee or any amendments to this Guarantee.

THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK.

Each of the Parties has executed and delivered this Guarantee, as of the date noted at the beginning of the Guarantee.

BURCON NUTRASCIENCE CORPORATION

Per: "Johann F. Tergesen"

Name: Johann F. Tergesen
Title: President & Chief Executive Officer

Per: "Jade Cheng"

Name: Jade Cheng
Title:  Chief Financial Officer

EXPORT DEVELOPMENT CANADA

Per: "Trystan Glynn-Morris"

Name: Trystan Glynn-Morris
Title: Project Finance Manager

Per: "Jean-Philippe Nolet"

Name: Jean-Philippe Nolet
Title: Director, Renewables & Sustainable Technologies, Structured & Project Finance

Signature Page - Guarantee (EDC Subordinate Loan Facility)